UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                              Evergreen Energy Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    30024B104
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 9 Pages

CUSIP No. 30024B104                   13G                   Page 2 of 9 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge International LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
          0
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                   [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
-----------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 3 of 9 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge Convertible Arbitrage Master Fund, L.P.
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         0
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                   [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN
-----------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 4 of 9 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         0
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                   [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
-----------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 5 of 9 Pages


-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Glenn Dubin
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON
         0
-----------------------------------------------------------------------
    (10) CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                   [ ]
-----------------------------------------------------------------------
    (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%
-----------------------------------------------------------------------
    (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
-----------------------------------------------------------------------

CUSIP No. 30024B104                   13G                   Page 6 of 9 Pages


This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on October 10, 2008 (the "Original Schedule 13G"), as amended by Amendment No.1 filed on February 13, 2009 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.001 per share (the "Common Stock") of Evergreen Energy Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


         HIGHBRIDGE INTERNATIONAL LLC
         ----------------------------
         c/o Harmonic Fund Services
         The Cayman Corporate Centre, 4th Floor
         27 Hospital Road
         Grand Cayman, Cayman Islands, British West Indies
         Citizenship:  Cayman Islands, British West Indies

         HIGHBRIDGE CONVERTIBLE ARBITRAGE MASTER FUND, L.P.
         --------------------------------------------------
         c/o Harmonic Fund Services
         The Cayman Corporate Centre, 4th Floor
         27 Hospital Road
         Grand Cayman, Cayman Islands, British West Indies
         Citizenship:  Cayman Islands, British West Indies

         HIGHBRIDGE CAPITAL MANAGEMENT, LLC
         ----------------------------------
         40 West 57th Street, 33rd Floor
         New York, New York  10019
         Citizenship:  State of Delaware

         GLENN DUBIN
         -----------
         c/o Highbridge Capital Management, LLC
         40 West 57th Street, 33rd Floor
         New York, New York  10019
         Citizenship:  United States


Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

         As of December 31, 2009, each of Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Capital Management, LLC, and Glenn Dubin no longer beneficially owned any shares of Common Stock.

         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any

CUSIP No. 30024B104                   13G                   Page 7 of 9 Pages


Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC and Highbridge Convertible Arbitrage Master Fund, L.P.

         (b)   Percent of class:

               0%. See Item 4(a).

         (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote

                     0

               (ii)  Shared power to vote or to direct the vote

                     See Item 4(a)

               (iii) Sole power to dispose or to direct the disposition of

                     0

               (iv)  Shared power to dispose or to direct
                     the disposition of

                     See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 11, 2010, by and among Highbridge International LLC, Highbridge Convertible Arbitrage Master Fund, L.P., Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 30024B104                   13G                   Page 8 of 9 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 11, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager
By: /s/ John Oliva
------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                  -------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.
                                          /s/ Glenn Dubin
By: Highbridge Capital Management, LLC    ----------------
    its Trading Manager                   GLENN DUBIN


By: /s/ John Oliva
------------------
Name: John Oliva
Title: Managing Director

CUSIP No. 30024B104                   13G                   Page 9 of 9 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Evergreen Energy Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 11, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC        HIGHBRIDGE INTERNATIONAL LLC

                                          By: Highbridge Capital Management, LLC
                                              its Trading Manager
By: /s/ John Oliva
------------------
Name: John Oliva                          By: /s/ John Oliva
Title: Managing Director                  -------------------
                                          Name: John Oliva
                                          Title: Managing Director

HIGHBRIDGE CONVERTIBLE ARBITRAGE
MASTER FUND, L.P.
                                          /s/ Glenn Dubin
By: Highbridge Capital Management, LLC    ----------------
    its Trading Manager                   GLENN DUBIN


By: /s/ John Oliva
------------------
Name: John Oliva
Title: Managing Director